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                               December 7, 2020

       Renato Negro
       Vice President and Controller
       Avanos Medical, Inc.
       5405 Windward Parkway, Suite 100 South
       Alpharetta, Georgia 30004

                                                        Re: Avanos Medical,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 25,
2020
                                                            File No. 001-36440

       Dear Mr. Negro:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       General

   1. We note that your forum selection provision in Article X, Section 1 of your Second
                                                        Amended and Restated
Certificate of Incorporation identifies a state court located within the State of Delaware
(or, if no state court located within the State of Delaware has jurisdiction, the
federal district court for the District of Delaware) as the exclusive forum for certain litigation,
including any    derivative action.    In future filings, please disclose
                                                        whether this provision
applies to actions arising under the Securities Act or Exchange Act.
                                                        If so, please also
state that there is uncertainty as to whether a court would enforce such provision. If the
provision applies to Securities Act claims, please also state that investors cannot waive compliance
with the federal securities laws and the rules and regulations thereunder. In that
regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for
federal and state courts over all suits brought to enforce any duty or liability created by
the Securities Act or the rules and regulations thereunder.
 Renato Negro
Avanos Medical, Inc.
December 7, 2020
Page 2
Item 15. Exhibits, page 75

2. In future filings, please ensure that all documents that must filed as exhibits are either filed or incorporated by reference. Refer to Item 601 of Regulation S-K. For example, we note no plans of acquisition, reorganization, arrangement or succession, articles of incorporation, bylaws, instruments defining the rights of securities holders, including indentures, or material contracts are identified as filed or incorporated by reference.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michael Fay at 202-551-3812 or Kate Tillan, Senior Staff Accountant, at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ada Sarmento at 202-551-3798 or Mary Beth Breslin, Branch
Chief, at 202-551-3625 with any other questions.



FirstName LastNameRenato Negro                               Sincerely,
Comapany NameAvanos Medical, Inc.
                                                             Division of
Corporation Finance
December 7, 2020 Page 2                                      Office of Life
Sciences
FirstName LastName